FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2007

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated September 25, 2007

Document 5 Material Change Report dated September 25, 2007

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

September 25, 2007 TSXV-AGX

Silver Intersections on Silverclaim Property

Amador Gold Corp. is pleased to announce initial drilling results from the Silverclaim property located in the Elk Lake Silver Mining Camp of Ontario. Drilling tested historical silver workings and their strike extensions. Drilling has encountered strong structures on strike with historical workings that locally contain high grade silver (Ag) mineralization such as 506 g Ag/tonne over 2.32m drilled width (hole AGSC07-12), or disseminated lower grade silver over wider drilled widths, such as 63g Ag/tonne over 11.03m (hole AGSC07-07).

Twenty-three holes were drilled to test structures in 4 separate areas. Drill holes are summarized below. Area 4 had the most interesting results. Assays are pending for some of the samples and holes.

Area 1

Hole AGSC07-01 was drilled beneath a surface trench copper (Cu) vein showing. Anomalous copper values were intersected ranging from 0.14% Cu over 0.30m to 0.46% Cu over 2.18m.

Area 2

Hole AGSC07-02 was drilled to reproduce an historical hole with significant silver values to the north of the 1049 foot ramp decline and exploratory workings that Teck Corporation completed in 1983. The most significant intersection was 158g Ag/tonne over 1.35m drilled width.

Area 3

Holes AGSC07-03, 04, 05, and 15 to18 were drilled to test the down-dip and strike extension of silver mineralization in the vicinity of historical underground workings. Assays are pending.

Area 4

Holes AGSC07-06, 07, 08, 12, 13, 14, 19, 20, 21 were short holes designed to test to the north of an historical surface trench. Holes AGSC07-09, 10 and 11 tested beneath this trench. Most holes intersected a strong structure with calcite veining and wall rock alteration. Silver occurs within veins and the adjacent wall rock

The following table lists silver results received to date. Samples were sent to Expert Laboratory for Atomic Absorption (AA) and ICP analysis. Results are pending for holes AGSC07- 14, 19, and 20.

Metallic assays are also pending for higher grade silver sections of the veins. Metallic assaying is required when the core is expected to have a strong nugget effect due to the presence of visible native silver.

Hole	Location	Silver Grade Drilled width
AGSC07-06	Drilled to test 15m north of an historical trench (Az 180 deg)	31 g /t over 3.06m. A 0.42 m pulp metallic assay is pending for part of this section.
AGSC07-07	Drilled on section under hole 6	63 g/t 11.03m A 0.37 m pulp metallic assay is pending for part of this section.
AGSC07-08	Drilled on section under hole 7	56 g/t over 0.97m
AGSC07-09	Drilled to test under the historical trench	13g/t over 0.23m
AGSC07-10	Drilled on section under hole 9	191g/t over 2.58m A 0.32 m pulp metallic assay interval is pending for part of this section.
AGSC07-11	Drilled on section under hole 10	6g Ag/tonne over 0.43m
AGSC07-12	Drilled 15 m north of hole 6 (Az 180 deg)	506 g Ag/tonne over 2.32m
AGSC07-13	Drilled on section under hole 12	48 g/t over 1.60m (includes 141g/t over 0.34m)
AGSC07-21	Drilled 75 m north of hole 12 and 13 (Az 180 deg)	58 g/t over 11.01 m A 0.31 m metallic assay is pending for part of this section

Management is very encouraged by the initial results in Area 4. Most of the holes intersected a strong structure containing silver. There is no historical record or evidence that the area drilled was ever worked or even discovered by early explorers. Five of the 9 holes with results received to date have intersected high grade silver veins close to surface. In addition, some holes have intersected wide zones of lower grade silver within wall rock adjoining the veins.

The purpose of this drilling is two fold. One is to test the strike extension of historical workings. This has been successful. The other purpose is to get back ground data on silver bearing structures in the area. This data will be used to help interpret results of VTEM airborne surveys that will be flown on Amador’s Silverclaim, Silverstrike and Donovan Basin Silver Properties in the Elk Lake and Gowganda Silver Camps in the next few months.

Doug Robinson, P.Eng, is a qualified person for the purposes of National Instrument 43-101and has approved the contents of this news release.

About Amador

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium and diamond deposits. During the last couple of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company’s assets are entirely within Canada with a strong focus in Ontario. These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

AMADOR GOLD CORP.

On behalf of the Board of Directors

Richard W. Hughes, Chairman

For Further Information Contact: The Hughes Exploration Group

Phone: (604) 685-2222 or visit Amador’s web-site: www.amadorgoldcorp.com to see Smartstox interviews with Company Chairman and President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation’s control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – September 25, 2007.

Item 3. News Release – News Release issued September 25, 2007, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. (TSX-V: AGX) ("Amador") is pleased to announce initial drilling results from the Silverclaim property located in the Elk Lake Silver Mining Camp of Ontario. Drilling tested historical silver workings and their strike extensions.

Item 5. Full Description of Material Change - Amador Gold Corp. (TSX-V: AGX) ("Amador") is pleased to announce initial drilling results from the Silverclaim property located in the Elk Lake Silver Mining Camp of Ontario. Drilling tested historical silver workings and their strike extensions. Drilling has encountered strong structures on strike with historical workings that locally contain high grade silver (Ag) mineralization such as 506 g Ag/tonne over 2.32m drilled width (hole AGSC07-12), or disseminated lower grade silver over wider drilled widths, such as 63g Ag/tonne over 11.03m (hole AGSC07-07).

Twenty-three holes were drilled to test structures in 4 separate areas. Drill holes are summarized below. Area 4 had the most interesting results. Assays are pending for some of the samples and holes.

Area 1

Hole AGSC07-01 was drilled beneath a surface trench copper (Cu) vein showing. Anomalous copper values were intersected ranging from 0.14% Cu over 0.30m to 0.46% Cu over 2.18m.

Area 2

Hole AGSC07-02 was drilled to reproduce an historical hole with significant silver values to the north of the 1049 foot ramp decline and exploratory workings that Teck Corporation completed in 1983. The most significant intersection was 158g Ag/tonne over 1.35m drilled width.

Area 3

Holes AGSC07-03, 04, 05, and 15 to18 were drilled to test the down-dip and strike extension of silver mineralization in the vicinity of historical underground workings. Assays are pending.

Area 4

Holes AGSC07-06, 07, 08, 12, 13, 14, 19, 20, 21 were short holes designed to test to the north of an historical surface trench. Holes AGSC07-09, 10 and 11 tested beneath this trench. Most holes intersected a strong structure with calcite veining and wall rock alteration. Silver occurs within veins and the adjacent wall rock

The following table lists silver results received to date. Samples were sent to Expert Laboratory for Atomic Absorption (AA) and ICP analysis. Results are pending for holes AGSC07- 14, 19, and 20.

Metallic assays are also pending for higher grade silver sections of the veins. Metallic assaying is required when the core is expected to have a strong nugget effect due to the presence of visible native silver.

Hole	Location	Silver Grade Drilled width
AGSC07-06	Drilled to test 15m north of an historical trench (Az 180 deg)	31 g /t over 3.06m. A 0.42 m pulp metallic assay is pending for part of this section.
AGSC07-07	Drilled on section under hole 6	63 g/t 11.03m A 0.37 m pulp metallic assay is pending for part of this section.
AGSC07-08	Drilled on section under hole 7	56 g/t over 0.97m
AGSC07-09	Drilled to test under the historical trench	13g/t over 0.23m
AGSC07-10	Drilled on section under hole 9	191g/t over 2.58m A 0.32 m pulp metallic assay interval is pending for part of this section.
AGSC07-11	Drilled on section under hole 10	6g Ag/tonne over 0.43m
AGSC07-12	Drilled 15 m north of hole 6 (Az 180 deg)	506 g Ag/tonne over 2.32m
AGSC07-13	Drilled on section under hole 12	48 g/t over 1.60m (includes 141g/t over 0.34m)
AGSC07-21	Drilled 75 m north of hole 12 and 13 (Az 180 deg)	58 g/t over 11.01 m A 0.31 m metallic assay is pending for part of this section

Management is very encouraged by the initial results in Area 4. Most of the holes intersected a strong structure containing silver. There is no historical record or evidence that the area drilled was ever worked or even discovered by early explorers. Five of the 9 holes with results received to date have intersected high grade silver veins close to surface. In addition, some holes have intersected wide zones of lower grade silver within wall rock adjoining the veins.

The purpose of this drilling is two fold. One is to test the strike extension of historical workings. This has been successful. The other purpose is to get back ground data on silver bearing structures in the area. This data will be used to help interpret results of VTEM airborne surveys that will be flown on Amador’s Silverclaim, Silverstrike and Donovan Basin Silver Properties in the Elk Lake and Gowganda Silver Camps in the next few months.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 25th day of September, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: September 26, 2007 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary